Exhibit 99.1

No. 38/08

AMF declares conformity of IAMGOLD’s cash bid for Euro Ressources at
€1.20 per share

Toronto, Ontario, October 2, 2008 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) announced today the French Autorité des marchés financiers ("AMF"), declared, on October 1, 2008, the conformity of the tender offer (“Offer”) to acquire all the outstanding shares of Euro Ressources S.A. (“Euro”) in an all cash offer representing €1.20 per share.

"The opening of the offer is an important step towards the successful completion of the acquisition which will benefit both IAMGOLD and the shareholders of Euro. The offer provides compelling value and liquidity for Euro shareholders. Once completed, this acquisition will, on consolidation, eliminate the royalty obligation on our flagship asset, the Rosebel mine, which reduces cash costs at the mine by approximately US$50 per oz. The completion of the acquisition will be a significant achievement in reaching our long-term objective of reducing our cash cost below the industry average." stated Joseph Conway, IAMGOLD President and CEO.

Terms of the Offer:

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According to the indicative timetable included in the information note of IAMGOLD, the Offer should open on October 6, 2008 and will remain open for at least 25 trading days. The closing date and the final timetable of the Offer will be set at a later date by a decision of the AMF.

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Shareholders of Euro are to receive €1.20 per share in cash which represents a premium of 30% based on the closing price of Euro shares on Euronext on August 28, 2008, which is the last trading day of Euro prior to the filing of the draft tender offer in France with the AMF.

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The Offer is for all outstanding Euro shares and for any shares issuable upon the exercise of subscription options. Based on publicly available information, Euro’s capital structure currently consists of approximately 60.6 million shares and up to 1.9 million shares issuable upon the exercise of granted options.

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The Offer is conditional upon IAMGOLD holding a minimum of 50% plus one share of Euro's capital and voting rights (calculated on a diluted basis, including the 4.9% already indirectly held by IAMGOLD), upon closure of the Offer.

Highlights of the Offer:

•	Offer represents a significant premium for Euro shareholders of 30% based on Euro's last closing price before filing of the Offer.
•	Euro shareholders receive immediate liquidity and crystallization of value.

•	Eliminates on consolidation the royalty obligation on IAMGOLD’s Rosebel mine, reducing cash costs at the mine of approximately US$50 per oz.

This news release does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The offer referred to herein is not being made or directed to, nor will deposits of shares be accepted from or on behalf of, shareholders in any jurisdiction in which the making or acceptance of such offer would not be in compliance with the laws of such jurisdiction. In particular, as of the date of this press release, IAMGOLD contemplates to extend the Offer in Canada and, to that effect, has filed with the Canadian securities regulatory authorities an application requesting exemptive relief from Canadian take-over bid requirements. Assuming that such relief is granted, the information note on the Offer, together with supplementary information for Canadian shareholders, will be filed with Canadian securities regulatory authorities and be available at www.sedar.com and otherwise be available on IAMGOLD's website at www.iamgold.com. However, IAMGOLD may elect not to extend the Offer in Canada, in particular if the requested relief is not granted by the Canadian securities regulatory authorities.

Copies of the IAMGOLD information note on the Offer, approved by the AMF, and of the document containing other information relating to the legal, financial and accounting characteristics of IAMGOLD are available free of charge from:
▪ IAMGOLD Corporation: 401 Bay Street, Suite 3200, PO Box 153, Toronto (Ontario) Canada, M5H 2Y4
▪ Société Générale: CAFI/GCM/SEG, 75886 Paris Cedex 18, France

These documents are also available on the AMF website at www.amf-france.org. The information note and a translation into English may be consulted on IAMGOLD's website at www.iamgold.com and under IAMGOLD's profile on SEDAR at www.sedar.com.

ABOUT IAMGOLD

IAMGOLD is the top mid-tier gold producer, with annual production of close to 1 million ounces from eight different gold operations located in North America, South America and Africa. IAMGOLD also owns non-gold assets that provide significant cash flow and development projects that provide a strong platform for continued growth. IAMGOLD has delivered seven consecutive years of annual dividends to its shareholders and the Company’s “Gold is our Currency Policy” demonstrates IAMGOLD’s commitment and confidence in the gold market.

Forward Looking Statement

This press release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

For further information please contact:

IAMGOLD Corporation:

Joseph F. Conway	Paul Olmsted
President & CEO	SVP, Corporate Development
Tel: 416-360-4712 Toll-free: 1-888-IMG-9999	Tel: 416 360 4722 Toll-free: 1 888 IMG-9999

Individual Shareholders (France):
Toll-Free: 0800 630 650

Financial Dynamics S.A.S. (France):
Press Contacts:
Guillaume Foucault:  guillaume.foucault@fd.com
Michelle Aubert:  michelle.aubert@fd.com
T: +33 (0)1 47 03 68 10

Investor contacts:
Valery Lepinette:   valery.lepinette@fd.com
Laurence Borbalan: laurence.borbalan@fd.com
T: +33 (0)1 47 03 68 10

Renmark Financial Communications Inc. (North America):
John Boidman: jboidman@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/fr/accueil.html.

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